EXHIBIT 99.1

NEWS RELEASE

ENERGY POWER REPORTS ON MULTI-WELL DRILL PROGRAM

Toronto, December 14, 2001. Energy Power Systems Limited (OTC BB: EYPSF & Frankfurt EPW) (www.epsx.com) (“Energy Power” or the “Company”) announces preliminary results of its multi-well drilling program.

          In October of 2001 the Company commenced a drilling and exploration program focused on prospective properties located in proven productive areas of Alberta, Canada. The multi well program involves partnering and farm-in alliances with other oil and gas companies to share risk and diversify opportunities. The program initially targeted 8 exploration prospects which could lead to further development opportunities. 6 of the 8 wells have hit target depth. Based on the available information 1 well is drilled and abandoned, 2 wells produced oil, 2 wells produced gas, and 1 well had log indicated oil and gas pay from one formation and gas in another formation.

          Farrow, Alberta: The Company earned a 31.5% interest in a half section of land (320 acres) by paying 75% of the costs of 4 square miles of 3D seismic data. The well was drilled out then cased as an oil well and stimulated with a 40 tonne frac which resulted in a productive response from the Glauconite formation. The pump jack and battery facilities are in place and the well is currently production testing and producing oil. Reservoir pressure was measured at 1100 psig and 95 barrels of oil was recovered in 20 hours. Stabilized rates and reserve size are yet to be determined although a neighbouring well, producing from the same Glauconite formation, has reported 55,000 barrels of oil production in the past six years. Further development drilling could allow up to an additional 7 wells on this half section of land.

          Brazeau River Prospect, Alberta: The Company participated in developing and exploring 2 sections of land (1280 gross acres) and has a 50% interest before pay out and 25% interest after pay out in the test well and earned a 25% interest in the earned section. The test well was drilled and completed as a Rock Creek oil well and production tested at stabilized rates of 20 bbl/d oil and 100,000 cubic feet/day gas. The well is currently shut in pending evaluation of a single well battery.

          Olds-Innisfail Prospect, Alberta: The Olds-Innisfail prospect encompasses 6 sections of land (3840 gross acres). The initial exploration consisted of 3 prospective drilling locations of 2 sections (1280 gross acres) each- a test well and an earned section. The Company has a 25% before pay out and 12.5% after pay out in each of the test wells and earns a 12.5% interest in an additional section (640 acres) by drilling each test well. To date the Company has participated in the drilling of 3 test wells and earned a 12.5% working interest in 3 additional sections. One test well is a suspended Basal Quartz gas well pending completion. One test well is a shut in Viking Gas well that flow tested at a stabilized rate of 500,000 cubic feet/day and one test well was dry and abandoned.

          Caroline Property, Alberta: The Company is participating in developing 1 section of land (640 gross acres) and has a 22.5% interest before payout and a 16.875% interest after payout. The well was drilled to a depth of approximately 2,800 meters and is being cased as a Glauconite gas well and an Elkton oil and gas well. It is anticipated that this well will be completed and on line early in the new-year.

     Prince Edward Island Property: The Company has acquired a 25% interest in a property consisting of 6 exploration permits (525,000 gross acres) perspective for both conventional and coalbed methane gas. The property is located within central Prince Edward Island, Canada and is underlain by Carboniferous and Permian sedimentary strata of the Maritimes Basin. An exploration program focusing on geophysics has been ongoing with seismic sections and maps being scanned and converted to digital format. Approximately 450 kilometers (280 miles) of seismic lines have been processed to date. Consulting geologist and geophysicist are recommending the acquisition and or production of further seismic data, among other sciences, to help in determining an anticipated multi well drilling and primarily gas exploration program in 2002.

          The 2 remaining locations of the initial 8 prospects in the multi-well drill program are: a 30% interest in 1 section (640 gross acres) prospective for Belly River gas in the area known as Cherhill, Alberta and a 10% interest in 3 sections (1920 acres) in a 3,200 meter Nisku test in an area known as Edson, Alberta. The Edson prospect has recently been spudded and it is anticipated that the Cherhill prospect will spud in later this month with results of both wells expected in January 2002.

          The Company is also acquiring additional acreage in Alberta for further drilling prospects in 2002.

          Energy Power also announces that holders of 400,000 Series II Preferred Shares in the capital of the Company have recently exercised their conversion rights and acquired 320,000 common shares and 320,000 common share purchase warrants. The holders subsequently exercised the common share purchase warrants at $1.50 each for proceeds to the Company of CDN $480,000. Energy Power plans to apply the proceeds of the exercised warrants in part to fund its ongoing oil and gas exploration program and for general working capital purposes.

About Energy Power Systems Limited

          Energy Power is an integrated energy source and service company operating as an Engineering and Offshore Division and an Oil & Gas Division.

          The Engineering and Offshore Division is currently working on a backlog of contracts which will carry over the next fiscal year and beyond. Further development of Atlantic Canada’s offshore infrastructure could feed further growth for the Engineering and Offshore Division. In addition the Oil and Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is expanding its exploration, drilling and development program to increase oil & gas reserves and production.

For further information contact:	Sandra J. Hall
VP Corporate Affairs
Telephone: (416) 861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation’s current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation’s products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation’s Form 20-F and Annual Report.